[ROCKVILLE LETTERHEAD]

October 2, 2009

Mr. Christian Windsor
Mr. Matt McNair
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:          Rockville Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-51239

Dear Messrs. Windsor and McNair:

We have reviewed the additional comments on the Rockville Financial, Inc. (“Rockville”) on the above Report provided to our counsel William W. Bouton III, by Mr. Windsor in a letter dated September 18, 2009. We appreciate your comments and respectfully submit our responses for your review. Our responses are keyed to the sequential numbering of the comments in the letter and to the headings used in the letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.
We note that your response letter dated September 2, 2009 did not include the representations as requested in our comment letter dated August 19, 2009.  Please provide this language with your next comment letter.  Please note that the representations must be made by the company.

    Response:
Rockville will indicate on the cover page of the Form 10-K that Rockville’s securities are registered under Section 12(b) of the Securities Exchange Act of 1934.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

2.
We note your response to comment 3 in our letter dated August 19, 2009.  Item 404(b)(1) of Regulation S-K requires disclosure regarding policies for the review, approval or ratification of the types of related person transactions that would be disclosed under Item 404(a) even when the company does not have to report any transactions under Item 404(a).  Refer to Regulation S-K Compliance & Disclosure Interpretation 130.06.  Therefore, please provide to the staff the policies and procedures for the review, approval, or ratification of transactions covered by Item 404(a).  Please note that Item 404(a) is not limited to lending transactions with related persons.  Confirm that this information will be included in future filings.

Response:

Rockville reviews annually whether related persons have any transactions, and the magnitude of any such transactions.  For the periods in question, no related person had any transactions with Rockville or its subsidiary bank approaching the $120,000 per year magnitude of required disclosure under S-K Item 404(a) and (b), other than lending transactions.  Accordingly, Rockville’s policies relate solely to loan transactions, and that policy is disclosed in the proxy statement.  If the Commission requires further disclosure, we suggest the following “The Company reviews prospective transactions with related parties and approves them only if they are under terms that would be available from persons not related to Rockville. There were no transactions during the past year involving related persons that require disclosure under SEC Regulation S-K 404(a).”

3.	We note your response to comment 4 in our letter dated August 19, 2009. Please tell the staff whether Rockville Bank extended loan to directors, officers and or other related persons on preferential terms, such as reduced interest rates. If loans were extended on preferential terms that are available to other employees, but not to persons unrelated to the lender, then the loans would not meet the requirements necessary to provide the representations permitted by Instruction 4.c. to Item 404(a) of Regulation S-K. To the extent that any related party has loans under your subsidiary’s program that exceed the threshold amount, include the information required by Item 404(a) in future filings. Also, please advise the staff whether the value of any preferential loan rates on loans made to your named executive officers are reflected in your Summary Compensation Table.

Response:

Loans made to related persons include a standard, discounted loan program to all employees and directors with one year or more of service to Rockville Bank. This program applies only to certain personal loan products and is generally available to  all employees on a non-discriminatory basis. The Bank also offers a number of discount loan programs to the general public from time to time, based on business objectives and market conditions. Accordingly, at any time, the loans made pursuant to employee discounts may be at interest rates that are otherwise available to particular candidates from the general public, or above or below such rates.

The related person loans are made consistent with the requirements of Federal Reserve Regulation O, the terms are not identical to all loan programs offered to persons not related to the Bank as set forth in the SEC published interpretations of Rule S-K Item 404, last updated August 8, 2007.  However, we believe this interpretation does not cover the Bank’s program because, as detailed above, the Bank has numerous other discounted loan programs that are available to “regular customers” as referenced in the interpretation. The “value” of the preferential loans made to NEOs is not reflected in the Company’s Summary Compensation Table and we don’t believe it to be required as the program is not one limited to the NEOs, but is available  to all employees generally (see Preamble to S-K Item 402).

If you require any additional information concerning this matter, please call me at (860) 291-3626 or our counsel, William W. Bouton III at (860) 725-6210.

Thank you for your attention to this matter.

ROCKVILLE FINANCIAL, INC.

By:  /S/ John T. Lund
        John T. Lund
        SVP, Chief Financial Officer and Treasurer

cc:          William J. McGurk
William W. Bouton III, Esq.